March 13, 2007

Via Federal Express and EDGAR

Kathleen Collins, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:	Response to SEC Comment Letter dated February 15, 2007
Tribeworks, Inc. (the “Company” or “Tribeworks”)
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed December 21, 2006
Forms 10-QSB/A for Quarters Ended March 31, 2006 and June 30, 2006
Filed November 17, 2006
Form 8-K and Form 8K/A Filed December 22, 2006

Dear Madam:

We are in receipt of your letter dated February 15, 2007 in relation to the above referenced items and apologize for the delay in replying.

We believe all the points that you have raised relate around the same general issue and we have discussed the points that you have raised with our auditors and we agree that the changes made in the above referenced documents need to be refiled to amend what we previously described as a “change in accounting policies” to a “correction of an error”. We are currently finalizing our financial statements and audit for the year ended December 31, 2006 on this basis and at the same time making the appropriate changes to the Form 10-KSB/A for the year ended December 31, 2005 and the Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006. These will all be filed or refiled as soon as all of the audit work is completed. With respect to the particular points raised:

Form 10-KSB/A for the year ended December 31, 2005 Filed on December 21, 2006

1.  A revised Form 10-KSB/A will be filed for the year ended December 31, 2005 stating that the restated treatment of software development expenditure is a correction of an error.

2.  Our auditors agree the treatment of software development costs should have been a correction of error and they will be amending their audit report accordingly in the refiled Form 10-KSB/A for the year ended December 31, 2005.

Forms 8-K and 8-K/A Filed on December 22, 2006

3.  We will be refiling all of our Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 clarifying that the restated financials statements for the year ended December 31, 2005 include a correction of error. Additionally, a Form 8/K-A, amending Section 4.02 of Forms 8/K and 8/K-A filed on December 22, 2006, will be filed stating that in addition to the annual report for the fiscal year ended December 31, 2005, the unamended quarterly reports for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 should no longer be relied upon.

Atlas Technology Group, 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832

4.  As stated above after further discussion with our auditors, it is clear that the changes made with regard to the capitalization of software development costs need to be disclosed as a correction of an error and full disclosure of this will be made in the Notes accompanying the refiled Forms 10-KSB/A for the year ended December 31, 2005 and 10-QSB/A’s for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006. Atlas Technology Group (“AtlasTG”), which was acquired by Tribeworks on January 20, 2006, had in place internal procedures and controls for the capitalization of software development costs. Tribeworks had an accounting policy requiring the write off all development costs as its software developed into a mature product. Therefore the write-off made in the Tribeworks financial statements was in accordance with existing Tribeworks accounting policies. Following the acquisition and subsequent sale of the former business operations of Tribeworks and during the preparation of restatement of the AtlasTG financial statements for the Form 8-K/A filed on November 17, 2006, it was deemed more appropriate that the AtlasTG accounting policies, should be adopted as the policy of the Company because the business generated from Atlas TG products had become the primary source of business of the Company. This adjustment was agreed to by our auditors. We now realize the subsequent adjustments should have been filed as corrections of an error rather than as a change in accounting policy as previously filed. For the reasons stated above, we believe that the correction of error has now been addressed and there will not be any issues with disclosure controls and procedures in the future.

5.  In addition to the amendment to Section 4.02 of Form 8/K-A, filed on December 22, 2006, discussed in Item 3 above, an amended Form 8-K/A, will be filed to state that there has been a correction of error rather than a change in accounting policy.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

We appreciate the opportunity to respond to the Commission’s comments related to our various filings referenced above.
Thank you for your consideration.

Sincerely,

/s/ Peter B. Jacobson
Peter B. Jacobson
Chief Executive Officer

Atlas Technology Group, 2001 - 152nd Ave NE, Redmond, WA  98052
Phone: 425-458 2360, Fax: 425-818 8832